Exhibit 99.2

Scorpio Bulkers Inc. Announces the Refinancing of an Ultramax Vessel
MONACO, April 18, 2018 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE:SALT) (“Scorpio Bulkers,” or the “Company”) announced today that the Company has entered into a financing transaction in respect of one of the Company’s Ultramax vessels with an unaffiliated third party in Japan.
As part of the transaction, the Company will sell a 2015 Japanese built Ultramax dry bulk vessel, SBI Tango, for a consideration of $19.0 million and then lease it back from the buyer through a five-year bareboat charter agreement at a rate of $5,400 per day. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at current swap rates would be LIBOR + 1.73%.
The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.   This transaction, which shall be treated as a financial lease for accounting purposes, increases the Company’s liquidity by approximately $10.3 million after repayment of the vessel’s existing loan.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 56 vessels consisting of 55 wholly-owned or finance leased drybulk vessels (including 18 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. In addition, one Kamsarmax vessel which is being constructed at Jiangsu New Yangzijiang Shipbuilding Co Ltd in China is expected to be delivered to the Company in the third quarter of 2018. Upon final delivery of the last vessel, the Company’s owned and finance leased fleet is expected to have a total carrying capacity of approximately 3.9 million dwt and all of the Company’s owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 99.2

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)